CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration& Mining Corp.)

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

FOR THE NINE MONTH PERIOD ENDED JANUARY 31, 2012

(Unaudited)
(Expressed in Canadian Dollars)

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
AS AT
   (Expressed in Canadian Dollars)
   (Unaudited)

ASSETS	JANUARY 31, 2012	APRIL 30, 2011	MAY 1, 2010
		(Note 16)	(Note 16)
Current assets
Cash and cash equivalents	$ 711,114	$ 9,931,585	$ 3,427,511
Marketable securities (Note 4)	492,963	860,784	358,823
Receivables	47,761	227,974	135,981
Due from related parties	14,646	-	-
Prepaid expenses	117,849	145,584	283,611

	1,384,333	11,165,927	4,205,926

Reclamation bonds	357,341	17,563	26,477

Equipment (Note 5)	150,125	181,834	380,705

Exploration and evaluation assets (Note 6)	11,417,916	10,180,650	9,706,467

	$ 13,309,715	$ 21,545,974	$ 14,319,575

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
Payables and accrued liabilities	$ 882,141	$ 278,350	$ 798,623
Due to related parties (Note 11)	313,363	72,407	4,294
	1,195,504	350,757	802,917

Other liability	-	239,261	218,273

Future reclamation provisions (Note 7)	290,969	282,162	290,458

Provisions (Note 15)	-	400,000	200,000
	1,486,473	1,272,180	1,511,648
Shareholders' equity
Capital stock (Note 9)
Authorized
Unlimited number of common shares without par value
Issued: 49,193,278 (April 30, 2011 – 47,477,151, May 1, 2010 - 32,869,373) common shares	78,678,530	77,976,032	70,611,490
Reserves	23,164,977	21,446,326	17,461,981
Deficit	(90,020,265)	(79,148,564)	(75,265,544)

	11,823,242	20,273,794	12,807,927

	$ 13,309,715	$ 21,545,974	$ 14,319,575
Nature of Operations and Going Concern (Note 1), Commitments (Note 8), Provisions (Note 15), Subsequent Events (Note 17)
Approved on March 13, 2012 on behalf of the board.
“M”Mark J. Morabito”	Director	“Ian B. Smith”	Director
MarMark J. Morabito		Ian B. Smith
The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(Expressed in Canadian Dollars)
(Unaudited)

	Three Months Ended January 31		Nine Months Ended January 31
	2012	2011	2012	2011
EXPENSES		(Note 16)		(Note 16)
Audit and accounting	$23,250	$23,939	$76,960	$61,832
Consulting	93,380	57,176	350,712	104,191
Depreciation	7,722	8,987	25,009	52,755
Director fees	44,250	-	45,443	-
Exploration and evaluation	1,285,236	348,545	6,775,957	1,017,387
Insurance	15,625	15,625	38,038	50,350
Interest (Note 7)	5,489	5,662	16,470	17,280
Investor relations	92,614	41,158	268,040	106,966
Legal	14,372	162,071	58,649	200,865
Management fees	97,500	203,332	312,500	393,331
Misc. geological work	-	1,759	512	9,924
Office and administration	57,128	44,396	195,766	74,361
Rent	32,476	9,250	83,808	39,754
Share-based compensation (Note 9)	418,961	636,250	1,718,651	746,778
Transfer agent and filing fees	79,933	63,652	144,235	110,853
Travel	18,986	12,685	98,494	36,988
Wages and salaries	159,879	196,346	422,434	326,120
	(2,446,801)	(1,830,833)	(10,631,678)	(3,349,735)

OTHER INCOME(EXPENSES)
Interest income	21,495	9,188	59,371	17,793
Loss on foreign exchange	(30,444)	(6,516)	(75,708)	(8,442)
Gain (loss) on asset disposition	1,898	-	1,898	(110,291)
Other income-flow through premium	-	142,839	239,261	218,273
Unrealized gain/(loss) on marketable securities (Note 4)	72,510	77,451	(464,845)	190,850
	65,459	222,962	(240,023)	308,183

Net loss and comprehensive loss for the period	$(2,381,342)	$(1,607,871)	$(10,871,701)	$(3,041,552)

Basic and diluted loss per common share	$(0.05)	$(0.04)	$(0.23)	$(0.09)

Weighted average number of common shares outstanding	48,804,056	40,859,844	47,919,453	35,532,864

The accompanying notes are an integral part of these consolidated financial statement

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED JANUARY 31, 2012
(Expressed in Canadian Dollars)
     (Unaudited)

	2011 2010
CASH FLOWS FROM OPERATING ACTIVITIES		(Note 16)
Loss for the period	$(10,871,701)	$(3,041,552)
Items not affecting cash:
Interest (Note 7)	16,470	17,280
Depreciation	25,009	52,755
Other income – flow through premium	(239,261)	(218,273)
Share-based compensation	1,718,651	746,778
Unrealized loss–foreign exchange	73,054	4,306
Unrealized (gain) loss–marketable securities (Note 4)	464,846	(190,850)
(Gain)/loss on asset disposition	(1,898)	110,291
Non-cash working capital item changes
Receivables	180,213	(39,661)
Due from related parties	(14,646)	-
Due to related parties	240,957	61,797
Prepaid expenses	27,735	147,659
Accounts payable and accrued liabilities	530,735	239,286

Net cash used in operating activities	(7,849,836)	(2,110,184)

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of exploration and evaluation assets	(542,431)	(484,476)
Acquisition of equipment	-	(2,369)
Acquisition of marketable securities (Note 4)	(97,024)	-
Proceeds from sale of equipment	8,598	30,000
Refund/(purchase) of reclamation bonds	(339,778)	8,914
Payment of provision (Note 8 & 15)	(400,000)	-

Net cash used in investing activities	(1,370,635)	(447,931)

CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares, net of costs	-	9,718,794

Net cash provided by financing activities	-	9,718,794

Net change in cash and cash equivalents during the period	(9,220,471)	7,160,679

Cash and cash equivalents, beginning of period	9,931,585	3,427,511
Cash and cash equivalents, end of period	$711,114	$10,588,190
Cash and cash equivalents
Cash	711,114	2,252,663
Liquid short term investments	-	8,335,527
	$711,114	$10,588,190
Supplemental disclosures with respect to cash flows (Note 10)

The accompanying notes are an integral part of these consolidated financial statements

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.)
CONDENSED INTERIM CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(Expressed in Canadian Dollars)
(Unaudited)

	Capital Stock
	Number of Shares	Amount	Reserves	Deficit	Total
Balance, April 30, 2010 and May 1, 2010	32,869,373	$70,611,490	$17,461,981	$(75,265,544)	$12,807,927
Share issuance costs (Note 9)	-	(1,444,798)	519,101	-	(925,697)
Fractional rounding from share consolidation	(124)	-	-	-	-
Flow-through private placement– Nov 2010	3,750,000	2,542,956	457,044	-	3,000,000
Flow-through share premium	-	(375,000)	-	-	(375,000)
Private placement – Nov 2010	9,999,999	4,811,726	2,188,274	-	7,000,000
Exercise of stock options	100,000	497,534	(409,534)	-	88,000
Exercise of warrants	410,350	609,942	(123,342)	-	486,600
Share-based compensation for the period	-	-	746,778	-	746,778
Loss for the period	-	-	-	(3,041,552)	(3,041,552)
Balance, January 31, 2011	47,129,598	77,253,850	20,840,302	(78,307,096)	19,787,056

Exercise of stock options	100,000	380,377	(302,377)	-	78,000
Exercise of warrants	247,553	341,805	(72,896)	-	268,909
Share-based compensation for the period	-	-	981,297	-	981,297
Loss for the period	-	-	-	(841,468)	(841,468)
Balance, April 30, 2011	47,477,151	77,976,032	21,446,326	(79,148,564)	20,273,794
Acquisition of exploration and evaluation assets (Note 6)	1,716,127	702,498	-	-	702,498
Share-based compensation for the period	-	-	1,718,651	-	1,718,651
Loss for the period	-	-	-	(10,871,701)	(10,871,701)
Balance, January 31, 2012	49,193,278	$78,678,530	$23,164,977	$(90,020,265)	$11,823,242

The accompanying notes are an integral part of these consolidated financial statements.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

1.           NATURE OF OPERATIONS AND GOING CONCERN

Crosshair Energy Corporation (formerly Crosshair Exploration & Mining Corp.) (the "Company" or “Crosshair”) is an exploration stage company whose common shares trade on the TSX and NYSE Amex and is in the business of acquiring, exploring and evaluating mineral resource properties, and either joint venturing or developing these properties further or disposing of them when the evaluation is completed. On November 1, 2011, the Company changed its name to Crosshair Energy Corporation to reflect its focus on the exploration and development of its uranium projects in North America. The Company was incorporated under the laws of British Columbia. All of the Company’s resource properties are located in North America. The address of the Company’s registered office is #1240 – 1140 West Pender Street, Vancouver, British Columbia, Canada V6E 4G1.

The Company is in the process of exploring and evaluating its exploration and evaluation assets and has not yet determined whether the properties contain ore reserves that are economically recoverable.  The recoverability of the amounts shown for exploration and evaluation assets are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of those reserves and upon future profitable production.

These consolidated financial statements have been prepared using International Financial Reporting Standards (“IFRS”) on a going concern basis which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The continuing operations of the Company are dependent upon its ability to continue to raise adequate financing and to commence profitable operations in the future.

These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities and the reported expenses and statement of financial position classifications that would be necessary were the going concern assumption deemed to be inappropriate.  These adjustments could be material.

As at January 31, 2012, the Company had working capital of $188,829 (April 30,2011 - $10,815,170, May 1, 2010 - $3,403,009) and a deficit of $90,020,265 (April 30, 2011 - $79,148,564, May 1, 2010 - $75,265,544). Subsequent to January 31, 2012, the Company successfully closed a non-brokered private placement for total gross proceeds of $7,000,000 (Note 17). Considering the additional funds raised, management believes the Company has sufficient funds to pay its ongoing operating expenditures, meet its liabilities for the ensuing period as they fall due and to fund cash payments for planned exploration programs.

During the year ended April 30, 2011 the Company consolidated its common shares on the basis of one post-consolidated share for every four pre-consolidated common shares held (Note 9).  All references to share amounts have been retroactively restated to reflect the share consolidation.

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

a)           Statement of compliance and conversion to International Financial Reporting Standards

The condensed interim financial statements have been prepared in accordance with IFRS as adopted by Canada on January 1, 2011, and by the Company on May 1, 2011. The Company’s transition date is May 1, 2010. This represents the Company’s application of IFRS as at and for the nine months ended January 31, 2012, including fiscal 2011 comparative periods. The condensed interim financial statements have been prepared in accordance with IFRS 1, “First- time Adoption of International Reporting Standards” and with International Accounting Standard (“IAS”) 34, “Interim Financial Reporting”, as issued by the International Accounting Standards Board (“IASB”).

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

a)           Statement of compliance and conversion to International Financial Reporting Standards (continued)

A summary of the Company’s significant accounting policies under IFRS is presented in Note 3. These policies have been applied retrospectively and consistently applied except where specific exemptions permitted an alternative treatment upon transition to IFRS in accordance with IFRS 1. Previously, the Company prepared its interim and annual consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). These consolidated interim financial statements should be read in conjunction with the Company’s annual financial statements for the year ended April 30, 2011, prepared in accordance with Canadian GAAP. Certain disclosures that are required for annual financial statements prepared in accordance with IFRS are not included in these interim financial statements nor in the Company’s financial statements for the year ended April 30, 2011. The impact of the transition from Canadian GAAP to IFRS is explained in Note 16.

b)           Approval of the financial statements

The financial statements of Crosshair Energy Corporation for the nine months ended January 31, 2012 was reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on March 13, 2012.

c)           Basis of presentation

These condensed interim financial statements are presented in Canadian dollars which is the company’s functional currency and have been prepared on a historical cost basis, except for certain financial instruments classified as financial instruments at fair value through profit and loss, which are stated at their fair value. In addition, these financial statements have been prepared using the accrual basis of accounting, except for certain cash flow information.

The preparation of condensed interim financial statements in conformity with IAS 34 requires management to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets and liabilities, income and expenses. Actual results may differ from these estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

These condensed interim consolidated financial statements do not include all of the information required for full annual financial statements.

d)           Significant accounting judgements and estimates

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the end of the reporting period, that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results  differ from assumptions made, relate to, but are not limited to, the following:

i)	The carrying value and the recoverability of exploration and evaluation assets, which are included in the condensed interim consolidated statements of financial position.

ii) The inputs used in accounting for share-based compensation expense included in profit and loss.

iii)      The recognition of deferred tax assets

iv)      The provision for future reclamation costs

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

2.           BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION (continued)

e)           Basis of consolidation

These consolidated financial statements include the accounts of the Company, and its wholly owned subsidiaries, Target Exploration and Mining Corp and 448018 Exploration Inc. as well as Bootheel LLC in which the Company has 75% interest. A wholly owned subsidiary is an entity in which the Company has control, directly or indirectly, where control is defined as the power to govern the financial and operating policies of an enterprise so as to obtain benefits from its activities. All intercompany transactions and balances have been eliminated on consolidation.

Details of the Company’s subsidiaries are as follows:

Name	Place of incorporation	Interest %	Principal activity
Target Exploration and Mining Corp	British Columbia, Canada	100%	Exploration and evaluation of mineral properties
448018 Exploration, Inc.	Nevada, United States	100%	Exploration and evaluation of mineral properties
Bootheel LLC	Colorado, United States	75%	Exploration and evaluation of mineral properties

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash and highly liquid interest bearing investments with an original term of three months or less. These investments are redeemable at any time for their fair market value on the Company’s demand .

Financial Instruments

All financial instruments are initially recognized at fair value on the statement of financial position. The Company has classified each financial instrument into one of the following categories: (1) financial assets or liabilities at fair value through profit or loss (“FVTPL”), (2) loans and receivables, (3) financial assets available-for-sale, (4) financial assets held-to maturity, and (5) other financial liabilities. Subsequent measurement of financial instruments is based on their classification.

Financial assets and liabilities at FVTPL are subsequently measured at fair value with changes in those fair values recognized in net earnings. Financial assets “available-for-sale” are subsequently measured at fair value with changes in fair value recognized in other comprehensive income (loss), net of tax.

Financial assets “held-to-maturity”, “loans and receivables”, and “other financial liabilities” are subsequently measured at amortized cost using the effective interest method. The Company’s financial assets and liabilities are recorded and measured as follows:

Asset or Liability	Category	Measurement
Cash and cash equivalents	FVTPL	Fair value
Receivables	Loans and receivables	Amortized cost
Due from related parties	Loans and receivables	Amortized cost
Marketable securities	FVTPL	Fair value
Reclamation bonds	Held to maturity	Amortized cost
Accounts payables and accrued liabilities	Other liabilities	Amortized cost
Due to related parties	Other liabilities	Amortized cost
Provisions	Other liabilities	Amortized cost

The Company classifies the fair value of financial instruments according to the following hierarchy based on the amount of observable inputs used to value the instrument.

Level 1 – Quoted prices are available in active markets for identical assets or liabilities as of the reporting date. Active markets are those in which transactions occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 – Pricing inputs are other than quoted prices in active markets included in Level 1. Prices in Level 2 are either directly or indirectly observable as of the reporting date. Level 2 valuations are based on inputs, including quoted forward prices for commodities, time value and volatility factors, which can be substantially observed or corroborated in the marketplace.

Level 3 – Valuations in this level are those with inputs for the asset or liability that are not based on observable market data.

Cash and cash equivalents, and marketable securities, have been measured using Level 1 inputs.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

3.           SIGNIFICANT ACCOUNTING POLICIES (continued)

Exploration and Evaluation Assets

Costs incurred before the Company has obtained the legal rights to explore an area are expensed. Costs to acquire exploration and evaluation assets are capitalized as incurred. Costs related to the exploration and evaluation of exploration and evaluation assets are expensed as incurred. The Company considers mineral rights to be assets and accordingly, the Company capitalizes certain costs related to the acquisition of mineral rights. The Company considers each exploration and evaluation asset to be a separate cash generating unit.

Any option payments received by the Company from third parties or tax credits refunded to the Company are credited to the capitalized cost of the exploration and evaluation asset or shown as an expense recovery depending on the nature of the activity generating the refund. If payments received exceed the capitalized cost of the exploration and evaluation asset, the excess is recognized as income in the year received. The amounts shown for exploration and evaluation assets do not necessarily represent present or future values. Their recoverability is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

Future reclamation provisions

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of reclamation of mineral interests (exploration and evaluation assets). The net present value of future rehabilitation cost estimates is capitalized to the related assets along with a corresponding increase in the reclamation provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of reclamation costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related assets with a corresponding entry to the reclamation provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

Equipment

Equipment is carried at cost, less accumulated depreciation and accumulated impairment losses.

The cost of an item of equipment consists of the purchase price, any costs directly attributable to bringing the asset to the location and condition necessary for its intended use and an initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located. Depreciation is provided at rates calculated to write off the cost of equipment, less its estimated residual value, using the declining balance method at the following rates per annum:

Leasehold improvements	Remaining term of lease
Furniture and equipment	20%
Computer and office equipment	30%
Computer software	45%
Exploration equipment	20%

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Impairment

At each financial position reporting date the carrying amounts of the Company’s long-lived assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use, which is the present value of future cash flows expected to be derived from the asset. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for the period.

For the purposes of impairment testing, exploration and evaluation assets are allocated to cash-generating units to which the exploration activity relates. For an asset that does not generate largely independent cash inflows, the recoverable amount is determined for the cash-generating unit to which the asset belongs. Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, but so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Flow-Through Shares

Canadian income tax legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. The Company accounts for flow-through shares whereby the premium, if any, paid for the flow-through shares in excess of the market value of the shares without flow-through features at the time of issue is initially recorded to other liability and then included in income at the same time the qualifying expenditures are made.

Loss per share

Basic loss per share is computed by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

For diluted per share computations, assumptions are made regarding potential common shares outstanding during the period.  The weighted average number of common shares is increased to include the number of additional common shares that would be outstanding if, at the beginning of the period, or at time of issuance, if later, all options and warrants are exercised.  Proceeds from exercise are used to purchase the Company’s common shares at their average market price during the period, thereby reducing the weighted average number of common shares outstanding.  If these computations prove to be anti-dilutive, diluted loss per share is the same as basic loss per share.

Share-Based Payments

The Company grants stock options to buy common shares of the Company to directors, officers, employees and service providers. The Company recognizes share-based compensation expense based on the estimated fair value of the options. A fair value measurement is made for each vesting instalment within each option grant and is determined using the Black-Scholes option-pricing model. The fair value of the options is recognized over the vesting period of the options granted as both share-based compensation expense and reserves. This includes a forfeiture estimate, which is revised for actual forfeitures in subsequent periods. The reserves account is subsequently reduced if the options are exercised and the amount initially recorded is then credited to capital stock.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income tax on profit or loss for the year comprises of current and deferred tax. Current tax is the expected tax paid or payable on the taxable income for the year, using tax rates enacted or substantively enacted at the statement of financial position, and any adjustment to tax paid or payable in respect of previous years.

Deferred tax is recorded using the liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes.

A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized. The effect on deferred income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of the enactment or substantive enactment of the change. Deferred tax assets and liabilities are presented separately except where there is a right of set-off within fiscal jurisdictions.

Foreign Currency Translation

The functional currency of the Company and its subsidiaries is the Canadian dollar. The reporting currency of the Company is the Canadian dollar. Transactions denominated in foreign currency are translated into Canadian dollars at the rate of exchange in effect at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies have been translated into Canadian dollars at the rate of exchange in effect at the statement of financial position date, while non-monetary assets and liabilities are translated at historical rates. Revenue and expenses are translated at the exchange rates approximating those in effect on the date of the transactions. Any gains or losses resulting from translation have been included in the statement of operations and comprehensive loss.

Future accounting standards

Financial Instruments IFRS 9, “Financial Instruments” (“IFRS 9”) was issued by the IASB on November 12, 2009 and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple classification options in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2013.

Amendments to IFRS 7, Financial Instruments: Disclosures are effective for annual periods beginning on or after July 1, 2011 and introduce enhanced disclosure around transfer of financial assets and associated risks. These amendments are not anticipated to impact the disclosures made by the Company.

Amendments to IAS 1, Presentation of Financial Statements (effective for annual periods beginning on or after July 1, 2012) require that elements of other comprehensive income that may subsequently be reclassified through profit and loss be differentiated from those items that will not be reclassified.

IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, and consequential revisions to IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures (all effective January 1, 2013) provide revised guidance on the accounting treatment and associated disclosure requirements for joint arrangements and associates, and a revised definition of ‘control’ for identifying entities which are to be consolidated.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future accounting standards (continued)

IFRS 13 Fair Value Measurement (effective January 1, 2013) provides new guidance on fair value measurement and disclosure requirements.

The Company is currently evaluating the impact of these new and amended standards on its financial statements.

4.         MARKETABLE SECURITIES

For the 9 months period ended January 31, 2012

	April 30, 2011		Adjustment	January 31, 2012
	carrying value	Addition	to fair value	carrying value
Marketable securities
Messina Minerals (MMI.V)	$ 194,117	$ -	$ (70,588)	$ 123,529
AusAmerican Mining Corp (AIW.A)	$ -	$ 97,024	$ (60,923)	$ 36,101
Expedition Mining Inc. (EXU.V)	666,667	-	(333,334)	333,333
Total marketable securities	$ 860,784	$ 97,024	$ (464,845)	$ 492,963

For the year ended April 30, 2011

	May 1, 2010		Adjustment	April 30, 2011
	carrying value	Addition	to fair value	carrying value
Marketable securities
Messina Minerals (MMI.V)	$ 158,823	$ -	$ 35,294	$ 194,117
Expedition Mining Inc. (EXU.V)	200,000	-	466,667	666,667
Total marketable securities	$ 358,823	$ -	$ 501,961	$ 860,784

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

5.           EQUIPMENT

	Leasehold	Furniture &	Computer & Office	Computer	Exploration
	Improvements	Equipment	Equipment	Software	Equipment	Total

Cost at April 30, 2011	$-	$-	$-	$-	$396,293	$396,293
Current period - dispositions	-	-	-	-	(17,000)	(17,000)
Cost at January 31, 2012	$-	$-	$-	$-	$379,293	$379,293

Accumulated depreciation at April 30, 2011	$-	$-	$-	$-	$214,459	$214,459
Current period depreciation	-	-	-	-	25,009	25,009
Current period dispositions	-	-	-	-	(10,300)	(10,300)
Accumulated depreciation at January 31, 2012	$-	$-	$-	$-	$229,168	$229,168

Net book value at April 30, 2011	$-	$-	$-	$-	$181,834	$181,834

Net book value at January 31, 2012	$-	$-	$-	$-	$150,125	$150,125
	Leasehold	Furniture &	Computer & Office	Computer	Exploration
	Improvements	Equipment	Equipment	Software	Equipment	Total

Cost at May 1, 2010 and April 30, 2010	$69,986	$203,254	$159,002	$71,007	$396,293	$899,542
Current period dispositions	$(69,986)	$(203,254)	(161,370)	$(71,007)	$-	$(505,617)
Current period additions	-	-	2,368	-	-	2,368
Cost at April 30, 2011	$-	$-	$-	$-	$396,293	$396,293

Accumulated depreciation at May 1, 2010 and April 30, 2010	$53,836	$146,866	$91,890	$49,876	$176,369	$518,837
Current period dispositions	(60,415)	(151,377)	(100,055)	(53,481)	-	(365,328)
Current period depreciation	6,579	4,511	8,165	3,605	38,090	60,950
Accumulated depreciation at April 30, 2011	$-	$-	$-	$-	$214,459	$214,459

Net book value at May 1, 2010 and April 30, 2010	$16,150	$56,388	$67,112	$21,131	$219,923	$380,705

Net book value at April 30, 2011	$-	$-	$-	$-	$181,834	$181,834

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

6.           EXPLORATION AND EVALUATION ASSETS

	CMB	CMB JV	Bootheel Project	Golden Promise	Juniper Ridge	Total
Balance, May 1, 2010 and April 30, 2010	$ 2,156,774	$ 2,515,422	$ 3,646,949	$ 1,387,322	$ -	$ 9,706,467

Acquisition costs	200,000	-	40,903	335	232,945	474,183
Balance April 30, 2011	$ 2,356,774	$ 2,515,422	$ 3,687,852	$ 1,387,657	$ 232,945	$ 10,180,650

Acquisition costs	653,574	-	38,589	23,185	521,918	1,237,266
Balance January 31, 2012	$ 3,010,348	$ 2,515,422	$ 3,726,441	$ 1,410,842	$ 754,863	$ 11,417,916

Central Mineral Belt (“CMB”)

Moran Lake Property

Pursuant to an agreement dated October 14, 2004, the Company acquired an option to earn a 90% interest, subject to a 2% net smelter royalty (“NSR”) and a 10% carried interest to the vendor, in the Moran Lake Property, a uranium prospect located in Central Labrador, Newfoundland, Canada.  The agreement was amended on March 1, 2005 to include additional claims adjacent to the Moran Lake Property, known as Moran Heights.

The Company has previously issued 400,000 common shares, made cash payments totaling $575,000 and spent more than the required minimum $3,000,000 on project expenditures.  In connection with the option agreement to earn its 90% interest in the Moran Lake Property, the Company was involved in a dispute with the original vendor of the Moran Lake Property, Mr. Murphy, regarding the timing of the advance royalty payments. On December 6, 2011, the Company settled the litigation. The terms of the settlements are cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012 (Note 15). Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any NSR owed to the original vendor of the property.

Otter/Portage Lake Property

Pursuant to an agreement dated December 2, 2005, the Company acquired an option to earn a 100% interest, subject to a 1.5% NSR, in the Otter and Portage Lake Properties located in the Central Mineral Belt of Labrador.

To date, the Company has issued the total required 56,250 common shares, made cash payments totaling $140,000 and spent more than the required minimum $600,000 on project expenditures.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

CMB Joint Venture

Silver Spruce Central Mineral Belt (“CMB”) Joint Venture

In July 2008, the Company entered into an agreement with Expedition Mining Inc. ("Expedition"), formally known as Universal Uranium Ltd., to acquire all of Expedition's interest (60%) in its joint venture project with Silver Spruce Resources Inc. in Labrador for consideration of $500,000 cash, 2,500,000 common shares with a value of $5,100,000 and 1,875,000 warrants having a value of $1,500,418. The warrants were valued using the Black Scholes model with the following assumptions: risk free interest rate of 2.5%; expected life of 3 years; dividend rate of 0%; and volatility of 84%.  $95,581 of legal and regulatory costs was also incurred in relation to this acquisition.  In addition the Company also acquired exploration equipment with a fair value of $63,672 from Expedition.  Expedition retains a 2% net NSR on its 60% interest in the property, which may be reduced to 1.5% in consideration for a cash payment of $1,000,000.  In July 2008, Crosshair also subscribed for 2,222,222 units of Expedition at a price of $0.45 per unit.  Each unit consists of one common share of Expedition and one share purchase warrant entitling Crosshair to purchase an additional common share of Expedition at a price of $0.65 on or before July 29, 2011.  The Expedition warrants expired unexercised on July 29, 2011.

Bootheel Project

On March 31, 2009, the Company acquired the Bootheel and Buckpoint Properties in Wyoming, USA through the acquisition via Plan of Arrangement of Target Exploration and Mining Corp. Under an agreement dated June 7, 2007, as amended December 21, 2007, and February 28, 2008, between UR-Energy USA Inc. (“URE”), several of its subsidiaries, Target, now a wholly owned Crosshair subsidiary, and 448018, a wholly owned subsidiary of Target, the Company may earn a 75% interest in The Bootheel Project LLC (“BHP LLC”), subject to certain royalties, by completing expenditures totalling US $3,000,000 and issuing 125,000 common shares on or before June 7, 2011.  As of April 30, 2011, the Company, through Target, has earned its 75% interest in BHP LLC. These acquisitions are considered asset acquisitions as the subsidiaries did not constitute a business.

Under Agreements dated February 5, 2008 between M J Ranches Inc, and 448018 as manager, BHP LLC leased MJ Ranches’ 75% ownership of certain minerals on fee land that adjoins the Bootheel Property.  The initial term of the agreement is for five years with provision for two renewals.  Payment for the initial five year term is US $252,651 paid in advance, increased for inflation for the renewal periods.  The acquired mineral rights are subject to a sliding scale royalty tied to the sales price of uranium.  As at January 31, 2012 the Company has outstanding reclamation bonds for the Bootheel Property of US $250,800 registered with the Wyoming Department of Environmental Quality and State Office of Lands and Investment.

Golden Promise

Golden Promise Property

On April 29, 2009, Crosshair acquired a 60% interest in the Golden Promise Gold Project in Central Newfoundland, Canada with an option to acquire up to a 70% interest and terminated the original property option earn-in agreement with Paragon Minerals Corp. (“Paragon”).

As per the original property option earn-in agreement the Company issued 5,000 common shares during the year ended April 30, 2009 to Paragon at a value of $12,400.

Pursuant to the amended agreement with Paragon dated April 8, 2009, Crosshair issued 663,750 common shares with a value of $686,608 during the year ended April 30, 2009.  Crosshair will provide Paragon with a $2,000,000 carried interest in initial exploration expenditures to be completed prior to May 2013. Crosshair can extend the timeframe to complete the initial exploration program by 12 months upon issuing 62,500 common shares to Paragon.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

6.	EXPLORATION AND EVALUATION ASSETS (continued)

Golden Promise  (continued)

Golden Promise Property (continued)

Upon the successful completion of the initial $2,000,000 exploration program, Crosshair can elect to earn an additional 10% interest (to 70%) in Golden Promise by providing Paragon with an additional $1,000,000 carried interest in additional exploration expenditures within 24 months.   Crosshair can extend the timeframe to complete the additional exploration program by 12 months upon issuing 25,000 common shares to Paragon.  In the event Crosshair does not complete the additional expenditure program within the required timeframe, Crosshair can purchase the remaining 10% interest by paying Paragon the difference between actually incurred exploration expenditures and $1,000,000 or just retain the 60% interest.

Southern Golden Promise (Victoria Lake)

The Company has earned a 60% interest in mineral claims located in the Botwood Basin area of Central Newfoundland known as Southern Golden Promise in consideration for issuing a total 100,000 common shares and incurring a minimum of $1,750,000 exploration expenditures within specified deadlines.

Juniper Ridge Uranium Property

On October 29, 2010, the Company signed a definitive agreement with Strathmore Resources Ltd., a wholly owned subsidiary of Strathmore Minerals Corp. (“Strathmore”) to acquire the Juniper Ridge Uranium Property.  The aggregate total price for a 100% interest in the Juniper Ridge Property will be satisfied by Crosshair as follows:

	In Cash (USD)	In Shares (USD)	Total (USD)
Upon signing of the agreement (paid)	$25,000	$-	$25,000
By November 15, 2010 (paid)	175,000	-	175,000
By October 29, 2011 (paid)	250,000	250,000	500,000
By October 29, 2012 (1)	1,250,000	1,250,000	2,500,000
By October 29, 2013 (1)	1,250,000	1,250,000	2,500,000
Upon obtaining production permit (2)	1,500,000	-	1,500,000

	$4,450,000	$2,750,000	$7,200,000

1 These amounts are based on the estimated 5 million pounds uranium reserves at US $0.50 per pound.  Actual payments will be based on the measured, indicated and inferred uranium resources as defined by the NI 43-101 technical report. The minimum commitment is US $2,500,000, with the Company paying an additional US $0.50 per pound in excess of 5 million pounds if the NI 43-101 technical report shows a resource in excess of 5 million pounds.
2 This amount is based on the estimated 5 million pounds uranium reserves at US $0.30 per pound.  Actual payments will be based on the proven and probable uranium reserves as determined by prefeasibility or feasibility study.  At the option of Strathmore, the Company will make this payment in cash, shares or a combination of cash and shares. The minimum commitment is US $1,500,000.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

6.         EXPLORATION AND EVALUATION ASSETS (continued)

Juniper Ridge Uranium Property (continued)

Title to the Juniper Ridge Property has been transferred to the Company by Strathmore upon making the initial payments of US$700,000.  US$250,000 of this amount has been paid by issuance of 552,513 common shares of the Company. The Company can terminate the acquisition agreement at any time upon written notice, without any further liabilities to the Company.  Strathmore will retain a 2% Gross Revenue Royalty on the Property.  The Company has the option to repurchase this royalty at any time during the first three years after commencement of commercial production for US $1,500,000 for each 1% of the Gross Revenue Royalty.

7.	FUTURE RECLAMATION PROVISIONS

	January 31, 2012	April 30, 2011	April 30, 2010 and May 1, 2010
Beginning balance	$282,162	$290,458	$676,484
Change in estimates1	(7,663)	(31,237)	(440,934)
Interest	16,470	22,941	54,908

Ending balance	$290,969	$282,162	$290,458

1 The Company revised its prior estimates based on new information regarding potential future reclamation costs, and the estimated dates of abandonment of the interests in exploration and evaluation assets.

The Company has legal obligations associated with its Moran Lake, Silver Spruce CMB JV, Southern Golden Promise, Golden Promise, Juniper Ridge and Bootheel exploration assets for cleanup costs.   These costs are anticipated to be incurred between 2012 and 2015.

The total undiscounted amount of estimated cash flows required to settle the obligations is approximately $300,000, which was adjusted for inflation at the rate of 2%, discounted at 8% and projected out to 2015.

8.           COMMITMENTS

In connection with the option agreement to earn in its 90% interest in the Moran Lake Property, the Company is required to make advance royalty payments in the amount of $200,000 per year until the commencement of commercial production. The Company was involved in a dispute with the original vendor of the Moran Lake Property regarding the timing of the advance royalty payments. On December 6, 2011, the Company settled the litigation. The terms of the settlements are cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr. Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

9.           CAPITAL STOCK AND RESERVES

Share and warrant issuances

During the nine months ended January 31, 2012, common shares were issued as follows:

•
On October 31, 2011, 522,513 common shares with a value of $248,925 were issued pursuant to a definitive agreement with Strathmore Resources Ltd. to acquire the Juniper Ridge Uranium Property. (Note 6)

•
On December 6, 2011, the Company settled the litigation involving its interest in the Moran Lake Property by issuing 1,193,614 common shares with a value of $0.38 per share and a value of $453,573 to the original vendor of the property. (Note 6 & 8)

During the year ended April 30, 2011, common shares were issued as follows:

•
On December 15, 2010, the Company consolidated its common shares on the basis of one post-consolidated common share for every four pre-consolidated common shares.  The 146,993,893 pre-consolidated common shares were reduced to 36,748,349 post consolidated common shares (after taking into account the cancellation of 124 shares due to fractional rounding). Stock options and warrants were similarly adjusted. All references to share and per share amounts have been retroactively restated to reflect the share consolidation.

On November 23, 2010, the Company closed a brokered private placement of 3,750,000 flow-through units at a price of $0.80 per flow-through unit for gross proceeds of $3,000,000. The proceeds have been allocated based on the relative fair values of common shares and warrants as follows: common shares $2,542,956 and warrants $457,044. Each flow-through unit consisted of one flow-through common share and one half of one warrant;1,875,000 in total.  Each whole warrant is exercisable for one non flow-through common share at an exercise price of $1.25 per common share until November 23, 2012. Each flow-through unit consists of one common share which qualifies as a “flow-through share” for purposes of the Income Tax Act.

On November 23, 2010, the Company also closed a brokered private placement of subscription receipts for gross proceeds of $7,000,000.  The proceeds have been allocated based on the relative fair value of common shares and warrants as follows: common shares $4,811,726 and warrants $2,188,274. The subscription receipts were subject to certain escrow release conditions.   The escrow release conditions were as follows: (i) shareholder approval of the offering of subscription receipts; and (ii) the completion of the consolidation of the Company’s common shares on the basis of one post-consolidation common share for every four pre-consolidation common shares outstanding. These conditions were met on December 16, 2010, and thus the subscription receipts were converted to 9,999,999 units at a price of $0.70 per unit.  Each unit consisted of one common share and one common share purchase warrant with each warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months. The Company issued broker’s warrants exercisable to acquire 1,375,000 broker’s units (“Broker’s Units”) at an exercise price of $0.70 per Broker’s Unit (valued at $519,101), for a period of 24 months, expiring on November 23, 2012.  Each Broker’s Unit consists of one common share and one warrant exercisable for one common share at an exercise price of $1.00 per common share for 24 months, expiring on November 23, 2012. The Black-Scholes pricing model was used to value these warrants, using a risk-free interest rate of 1.7%, expected life of 2 years, annualized volatility of 104%, and dividend rate of 0%.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

 9.           CAPITAL STOCK AND RESERVES (continued

•	657,903 warrants with an exercise price ranging from $1.00 to $1.40 per warrant were exercised for gross proceeds of $755,509.  An amount of $196,238, representing the fair value of these warrants on granting was reclassified from reserves to capital stock on exercise. In connection with the exercise of agent warrants 168 warrants with an exercise price of $1.20 and 63,920 warrants with an exercise price of $1.40 were issued. The 63,920 warrants issued were immediately exercised (and are included in the total warrants exercised of 657,913).

•         200,000 stock options with an exercise price ranging from $0.60 to $0.92 were exercised for gross proceeds of
$166,000. An amount of $711,911, representing the fair value of the options on granting was reclassified from reserves to capital stock on exercise.

Warrants

The following is a summary of warrants outstanding at January 31, 2012, April 30, 2011 and April 30, 2010 and changes during the periods then ended.

	January 31, 2012		April 30, 2011		April 30, 2010
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding, beginning of the	17,043,796	$1.37	4,387,614	$2.41	4,619,450	$5.23
period
Issued	-	-	13,314,087	1.01	2,512,614	1.23
Exercised	-	-	(657,903)	1.15	-	- -
Expired	(2,941,524)	2.97	-	-	(2,744,450)	6.06
Cancelled due to fractional	-	-	(2)	-	-	-
rounding
Outstanding, end of the period	14,102,272	$1.04	17,043,796	$1.37	4,387,614	$2.41

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Warrants (continued)

As at January 31, 2012 the following warrants were outstanding and exercisable:

January 31, 2012	Exercise Price ($)	Expiry Date
852,273	1.60	April 1, 2012
9,999,999	1.00	November 23, 2012
1,875,000	1.25	November 23, 2012
1,375,000 (1)	0.70	November 23, 2012
14,102,272

(1) Broker warrants exercisable into one common share and one warrant of the Company, which are exercisable for one common share of the Company at $1.00 until November 23, 2012.

Stock options

On December 15, 2010, the Company’s shareholders approved the amendment of the Company’s Stock Option Plan (the “Amended Plan”) to a 10% rolling plan.  The Amended Plan allows a maximum 10% of the issued shares to be reserved for issuance under the plan. Options granted under the Amended Plan may not have a term exceeding 10 years and vesting provisions at the discretion of the Board of Directors.

The following is a summary of stock options outstanding at January 31, 2012, April 30, 2011, and April 30, 2010, and changes during the period then ended.

	January 31, 2012		April 30, 2011		April 30, 2010
	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price

Outstanding, beginning of period	5,074,621	$ 1.43	2,905,882	$ 1.52	2,495,625	$ 2.58
Exercised	-	-	(200,000)	0.83	(6,250)	0.60
Cancelled	-	-	(271,261)	1.42	(800,625)	3.85
Expired	(72,000)	1.46	(175,000)	3.94	(118,750)	1.80
Granted	650,000	0.67	2,815,000	1.44	1,335,882	0.98

Outstanding, end of period	5,652,621	$ 1.34	5,074,621	$ 1.43	2,905,882	$ 1.52

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

9.           CAPITAL STOCK AND RESERVES (continued)

Stock options (continued)

At January 31, 2012, the following stock options were outstanding to directors, officers and employees:

Outstanding	Exercisable	Exercise Price ($)	Expiry Date
37,500	37,500	0.92	March 6, 2012
25,000	25,000	3.48	March 23, 2012
27,000	27,000	3.44	May 1, 2012
198,490	198,490	4.00	August 29, 2012
25,000	25,000	0.92	October 15, 2012
62,500	62,500	3.52	May 23, 2013
30,000	30,000	1.88	June 5, 2013
37,500	37,500	2.00	August 1, 2013
387,500	387,500	1.08	September 15, 2013
162,500	162,500	0.60	October 23, 2013
87,500	87,500	1.08	October 27, 2013
638,750	638,750	1.08	May 28, 2014
12,500	12,500	0.76	August 10, 2014
293,381	293,381	0.88	November 30, 2014
25,000	25,000	0.80	December 21, 2014
137,500	137,500	0.84	January 6, 2015
2,580,000	1,290,000	1.44	December 21, 2015
100,000	100,000	1.95	January 7, 2016
135,000	33,750	1.12	April 1, 2016
650,000	162,500	0.67	July 20, 2016
5,652,621	3,773,871

Share-based compensation

The Company recognizes compensation expense for all stock options granted using the fair value based method of accounting.  For the nine months ended January 31, 2012 the Company recognized share-based compensation expense of $1,718,651 (January 31, 2011 - $746,778 for options vesting during the period).  The weighted average fair value of options granted in the period was $0.67 (2010 - $1.40 per option).

The following weighted average assumptions were used for the Black-Scholes method of valuation of stock options granted during the periods ended January 31, 2012 and January 31, 2011:

	January 31, 2012	January 31, 2011

Risk-free interest rate	1.55%	1.70%
Expected life of options	3 years	3 years
Annualized volatility	163%	131%
Expected forfeiture	4.78%	4.78%
Dividend rate	0%	0%

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

10.            SUPPLEMENTAL DISCLOSURES WITH RESPECT TO CASH FLOWS

The following were significant non-cash transactions during the nine months period ended January 31, 2012:

•	In connection with the acquisition of the Juniper Ridge Uranium Property, 552,513 shares with a fair value of $248,925 were issued (Note 9).

•
The Company issued 1,193,614 common shares to the original vendor of the Moran Lake Property during the period. These shares have a fair value of $453,573 and they are part of the settlement in connection with the litigation involving the Company’s interest in the Moran Lake Property (Note 9).

The following were significant non-cash transactions during the nine months period ended January 31, 2011.

•	250,000 stock options were exercised with a fair value of $409,534.

•	410,350 warrants were exercised with a fair value of $123,342.

•	1,375,000 broker warrants were issued, and recorded as share issuance costs, with a fair value of $143,828

•	$69,891 of cash share issuance costs is included in accounts payable as at January 31, 2011.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

11.           RELATED PARTY TRANSACTIONS

The Company’s related parties consist of directors and officers and companies controlled by officers and former officers of the Company.

During the nine months periods ended January 31, 2012 and 2011, the following cash and non-cash compensations were paid or accrued to the executive officers, directors and key management of the Company:

Executive Chairman - $112,500 of management fees (2011 - $74,997), $201,291 of share-based compensation (2011-$105,294)

CEO - $200,000 of management fees (2011 - $185,000), $201,291 of share-based compensation (2011-$105,289)

Former CFO (before December 1, 2011) - $53,676 of share-based compensation (2011-$26,644).

Former CFO (before February 15, 2011) - $Nil of consulting fees (2011-$47,700), $27,520 of share-based compensation (2011-$17,134).

VP Corporate Communications - $94,778 of investor relations fees (2011 - $Nil), $76,432 of share-based compensation (2011-$Nil).

VP & Chief Geologist - $147,734 of exploration and evaluation fees (2011-$Nil), $21,338 of share based compensation (2011-$Nil).

VP Corporate Development - $53,676 of share-based compensation (2011-$29,946)

COO - $126,633 of consulting fees (2011-$Nil), $122,286 of share-based compensation (2011-$Nil).

Corporate Secretary - $53,676 of share-based compensation (2011-$32,735).

During the nine month periods ended January 31, 2012 and 2011, the Company paid or accrued the following cash and non-cash compensations to the directors of the Company: $71,375 of director fees (2011-$Nil), $214,705 of share-based compensation (2011-$151,852).

The Company incurred the following expenses to Forbes West Management Corp., formerly EGM Exploration Group Management Corp., controlled by the Executive Chairman of the Company, according to a Management Services Agreement to provide services and facilities to the Company:

For the nine months period ended January 31,	2012	2011
Expenses:
Consulting	$ 154,127	$ 21,426
Wages and salaries	414,571	226,073
Investor relations	5,830	5,608
Office and administration	140,261	53,050
Rent	57,815	37,133
Transfer agent and filing fees	21,833	88
Travel	17,716	2,451
Exploration and evaluation expenses:
Geological consulting fees	727,584	218,953

	$ 1,539,737	$ 564,782

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

11.           RELATED PARTY TRANSACTIONS (continued)

Amounts due to related parties as at January 31, 2012 included the following:

•	Forbes West Management Corp., controlled by the Executive Chairman - $270,198 (April 30, 2011 - $72,407, May 1, 2010 - $4,294)

•	Sundance Geological Ltd., controlled by the CEO - $22,400 (April 30, 2011 - $Nil, May 1, 2010 - $15,750)

•	Bevo Beaven Corporate Communications., controlled by the VP of Corporate Communications - $7,363 (April 30, 2011 - $Nil, May 1, 2010 - $Nil)

•	Stratamodel Inc., controlled by the VP & Chief Geologist - $13,402 (April 30, 2011 - $12,185, May 1, 2010 - $Nil)

The amounts due to related parties are non-interest bearing, with no fixed terms of the repayment.

12.           SEGMENTED INFORMATION

The Company operates in one reportable operating segment, being the acquisition, exploration and evaluation of mineral properties in North America.

	January 31, 2012	April 30, 2011	May 1, 2010

Equipment:

United States	$4,042	$4,714	$5,788
Canada	146,083	177,120	374,917
	$150,125	$181,834	$380,705

Reclamation bonds:

United States	$353,591	$17,563	$26,477
Canada	3,750	-	-
	$357,341	$17,563	$26,477
Exploration and evaluation assets:

United States	$4,481,304	$3,920,797	$3,646,949
Canada	6,936,612	6,259,853	6,059,518
	$11,417,916	$10,180,650	$9,706,467

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

13.           CAPITAL MANAGEMENT

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the exploration and evaluation of its exploration and evaluation assets, acquire additional mineral property interests and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk. In the management of capital, the Company includes its components of shareholders’ equity.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue debt, acquire or dispose of assets.

In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions.  The annual and updated budgets are approved by the Board of Directors.

At this stage of the Company’s development, in order to maximize ongoing development efforts, the Company does not pay out dividends.

The Company currently is not subject to externally imposed capital requirements. There were no changes in the Company’s approach to capital management during the period.

14.           FINANCIAL INSTRUMENTS

The fair value of the Company’s receivables, due from related parties, payables and accrued liabilities, and due to related parties approximate carrying value, due to their short-term nature. The Company’s cash and cash equivalents and marketable securities are measured at fair value, under the fair value hierarchy based on level one quoted prices in active markets for identical assets or liabilities. The Company’s other financial instrument, being reclamation bonds, is measured at amortized cost.

The Company’s financial instruments are exposed to certain financial risks, including currency risk, credit risk, liquidity risk, interest rate risk and price risk.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third party to a financial instrument fails to meet its contractual obligations.

The Company’s cash and cash equivalents are held at large Canadian financial institutions in interest bearing accounts.  The Company has no investments in asset-backed commercial paper. The Company’s receivables consist mainly of HST receivable due from the Government of Canada.  The Company does not believe it is exposed to significant credit risk.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due.

The Company manages liquidity risk through its capital management as outlined in Note 13 to the condensed consolidated interim financial statements.  Accounts payable relating to exploration and evaluation assets and other accounts payable and accrued liabilities are due within one year.  Subsequent to January 31, 2012, the Company successfully closed a non-brokered private placement for total gross proceeds of $7,000,000 (Note 17). With the additional funds raised, management believes the Company has sufficient funds to meets its liabilities as they become due.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

14.           FINANCIAL INSTRUMENTS (continued)

Market Risk

Market risk is the risk of loss that may arise from changes in market factors such as interest rates, commodity and equity prices, and foreign exchange rates.

(a)	Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The risk that the Company will realize a loss as a result of a decline in the fair value of any short-term investments included in cash and cash equivalents is minimal because these investments generally have a fixed yield rate.

(b)	Price risk

The Company is exposed to price risk with respect to commodity prices, particularly uranium, and equity prices, since the Company possesses investments in publicly traded securities.  The Company closely monitors those prices to determine the appropriate course of action to be taken by the Company. However, there can be no assurance that the Company can exit these positions if required, resulting in proceeds approximating the carrying value of these securities.

(c)	Currency risk

The Company’s expenditures are predominantly in Canadian dollars, and any future equity raised is expected to be predominantly in Canadian dollars.  As at January 31, 2012, the Company has accounts payable denominated in US dollars of $244,724 and cash of $124,573 US dollars.  A 10% change in the Canadian dollar vs. the US dollar would give rise to a $12,078 gain/loss.

15.           PROVISIONS

Litigation with Lewis Murphy

On October 10, 2004, the Company entered into an agreement (the “Agreement”) with Mr. Lewis Murphy pursuant to which the Company was granted an option to acquire an interest in certain mineral licenses in Newfoundland and Labrador.  On April 28, 2010, Mr. Lewis Murphy commenced court proceedings against the Company in the Supreme Court of Newfoundland and Labrador in relation to the Agreement. As acknowledged by Mr. Murphy in the Statement of Claim, the mineral licenses were transferred to Crosshair.  The Agreement provides that upon the Company completing its earn-in obligations under the Agreement and becoming vested as to its 90% interest therein, the Company will pay Mr. Murphy an annual advance royalty of $200,000 per year until the Commencement of Commercial Production.  Mr. Murphy alleged he was owed an annual advance royalty payment in the amount of $200,000 in November 2009.  Mr. Murphy was seeking contractual damages in the amount of $200,000, and various declaratory reliefs including, but not limited to, an order that the transfers of any and all mineral licenses from Murphy to the Company made pursuant to the Agreement are null and void and a declaration that the Agreement is terminated.

On January 6, 2011, a judgment was issued by the Supreme Court of Newfoundland and Labrador in favor of Mr. Murphy in the amount of $200,000 (plus costs and interest) and the Company’s counterclaim was dismissed. The Company was granted leave to appeal this judgment on May 31, 2011. As a result of the judgment, the Company made an accrual in the amount of $400,000 in the fiscal year ended April 30, 2011.

On December 6, 2011, the Company settled the litigation by paying Mr. Murphy a cash payment in the amount of $600,000 and an additional payment of 1,193,614 in Company’s shares. All litigation has been discontinued and Mr.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

 15.           PROVISIONS (continued)

Murphy has acknowledged the Company’s 90% interest in the CMB Uranium /Vanadium Project has vested and any requirement for a bankable feasibility study has been irrevocably waived. The Company will be required to make advance royalty payments of $200,000 per year commencing in November 2012. Should the Company choose to bring the Moran Lake Property into production, the advance royalty payments made previously will be deducted against any Net Smelter Royalty owed to the original vendor of the property.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS

As stated in Note 2, these consolidated financial statements make up part of the Company’s first financial statements prepared in accordance with IFRS. The accounting policies in Note 3 have been applied in preparing the condensed interim consolidated financial statements for the nine month periods ended January 31, 2012 and 2011, the consolidated financial statements for the year ended April 30, 2011 and the opening IFRS statement of financial position on May 1, 2010, the "Transition Date".

In preparing the opening IFRS statement of financial position and the financial statements for the interim period ended January 31, 2012, the Company has adjusted amounts reported previously in financial statements that were prepared in accordance with Canadian GAAP. An explanation of how the transition from Canadian GAAP to IFRS has affected the Company’s financial position, financial performance and cash flows is set out in the following tables. The guidance for the first time adoption of IFRS is set out in IFRS 1. IFRS 1 provides for certain mandatory exceptions and optional exemptions for first time adopters of IFRS. The Company elected to take the following IFRS 1 optional exemptions:

(a)	Share-based payments

IFRS 1 encourages, but does not require, first-time adopters to apply IFRS 2 Share-based Payment to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to May 1, 2010.

(b)	Decommissioning liabilities (Asset retirement obligations)

IFRIC 1 Changes in Existing Decommissioning, Restoration and Similar Liabilities requires re-measurement of the asset retirement obligation at each period end to reflect changes due to changes in various assumptions. The Company has elected to utilize this exemption which allows the Company to not retrospectively adjust the environmental rehabilitation provision and related assets; the environmental rehabilitation provision has been accounted for in accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets as at the transition date and thereafter.

(c)	Compound financial instruments

IAS 32 Financial Instruments: Presentation requires an entity to split a compound financial instrument at inception into separate liability and equity components. If the liability component is no longer outstanding, retrospective application of IAS 32 involves separating two portions of equity. However, in accordance with IFRS 1, a first-time adopter need not separate these two portions if the liability component is no longer outstanding at the date of transition to IFRS. The Company has elected to utilize this exemption, and therefore not separate the two components of prior flow-through share issuances for which the related expenditures had been fully renounced as of the date of transition to IFRS.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

 Reconciliations

The adoption of IFRS has resulted in changes to the Company’s reported financial position, results of operations, and   operating and investing cash flows. In order to allow the users of the financial statements to better understand these changes, the financial statements previously presented under Canadian GAAP (“CGAAP”) have been reconciled to IFRS. For a description of the changes, see the discussion in Notes to the IFRS Reconciliations below.

The May 1, 2010 Canadian GAAP Consolidated Balance Sheet has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$ 3,427,511	$ -	$ 3,427,511
Marketable securities	358,823	-	358,823
Receivables	135,981	-	135,981
Prepaid expenses	283,611	-	283,611
	4,205,926	-	4,205,926
Non-current assets
Reclamation bonds	26,477	-	26,477
Equipment	380,705	-	380,705
Exploration and evaluation assets	30,385,684	(20,679,217)	9,706,467	(iii)
	30,792,866	(20,679,217)	10,113,649

	$ 34,998,792	$ (20,679,217)	$ 14,319,575
Current liabilities
Accounts payable and accrued liabilities	$ 798,623	$ -	$ 798,623
Due to related parties	4,294	-	4,294
	802,917	-	802,917
Non-current liabilities
Other liability	-	218,273	218,273	(ii)
Future reclamation provisions	290,458	-	290,458
Provisions	200,000	-	200,000
	1,293,375	218,273	1,511,648

Capital stock	70,162,104	449,386	70,611,490	(ii)
Reserves	17,237,949	224,032	17,461,981	(i)
Deficit	(53,694,636)	(21,570,908)	(75,265,544)	(ii),(iii)
	33,705,417	(20,897,490)	12,807,927

	$ 34,998,792	$ (20,679,217)	$ 14,319,575

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP Consolidated Balance Sheet as at January 31, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$ 10,588,190	$ -	$ 10,588,190
Marketable securities	549,673	-	549,673
Receivables	175,642	-	175,642
Prepaid expenses	135,952	-	135,952
	11,449,457	-	11,449,457
Non-current assets
Reclamation bonds	17,563	-	17,563
Capital assets	190,028	-	190,028
Exploration and evaluation assets	31,887,547	(21,696,604)	10,190,943	(iii)
	32,095,138	(21,696,604)	10,398,534

	$ 43,544,595	$ (21,696,604)	$ 21,847,991
Current liabilities
Accounts payable and accrued liabilities	$ 912,106	$ -	$ 912,106
Due to related parties	66,091	-	66,091
	978,197	-	978,197
Non-current liabilities
Other liability	-	375,000	375,000	(ii)
Future reclamation provisions	307,738	-	307,738
Provisions	400,000	-	400,000
	1,685,935	375,000	2,060,935

Capital stock	76,429,464	824,386	77,253,850	(ii)
Reserves	20,513,608	326,694	20,840,302	(i)
Deficit	(55,084,412)	(23,222,684)	(78,307,096)	(i),(ii),(iii)
	41,858,660	(22,071,604)	19,787,056

	$ 43,544,595	$ (21,696,604)	$ 21,847,991

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the three month period ended January 31, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
Audit and accounting	$ 23,939	$ -	$ 23,939
Consulting	57,176	-	57,176
Depreciation	8,987	-	8,987
Exploration and evaluation	-	348,545	348,545	(iii)
Insurance	15,625	-	15,625
Interest	5,662	-	5,662
Investor relations	41,158	-	41,158
Legal	162,071	-	162,071
Management fees	203,332	-	203,332
Misc. geological work	1,759	-	1,759
Office and administration	44,396	-	44,396
Rent	9,250	-	9,250
Share- based compensation	381,561	254,689	636,250	(i)
Transfer agent & filing	63,652	-	63,652
Travel	12,685	-	12,685
Wages and salaries	196,346	-	196,346

Loss before other items	(1,227,599)	(603,234)	(1,830,833)

Interest income	9,188	-	9,188
Foreign exchange gains (losses)	(6,516)	-	(6,516)
Securities gains (losses) - unrealized	77,451	-	77,451
Other income – flow through premium	750,000	(607,161)	142,839	(ii)

Net loss and comprehensive loss for the period	$ (397,476)	$ (1,210,395)	$ (1,607,871)

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the nine month period ended January 31, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
Audit and accounting	$ 61,832	$ -	$ 61,832
Consulting	104,191	-	104,191
Depreciation	52,755	-	52,755
Exploration and evaluation	-	1,017,387	1,017,387	(iii)
Insurance	50,350	-	50,350
Interest	17,280	-	17,280
Investor relations	106,966	-	106,966
Legal	200,865	-	200,865
Management fees	393,331	-	393,331
Misc. geological work	9,924	-	9,924
Office and administration	74,361	-	74,361
Rent	39,754	-	39,754
Share- based compensation	644,116	102,662	746,778	(i)
Transfer agent & filing	110,853	-	110,853
Travel	36,988	-	36,988
Wages and salaries	326,120	-	326,120

Loss before other items	(2,229,686)	(1,120,049)	(3,349,735)

Interest income	17,793	-	17,793
Foreign exchange gains (losses)	(8,442)	-	(8,442)
Gain (loss) on asset disposition	(110,291)	-	(110,291)
Securities gains (losses) - unrealized	190,850	-	190,850
Other income – flow through premium	750,000	(531,727)	218,273	(ii)

Net loss and comprehensive loss for the period	$ (1,389,776)	$ (1,651,776)	$ (3,041,552)

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of cash flow for the nine months period ended January 31, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (1,389,776)	$ (1,651,776)	$ (3,041,552)	(i), (ii), (iii)
Item not affecting cash:
Interest	17,280	-	17,280
Depreciation	52,755	-	52,755
Other income – flow through premium	(750,000)	531,727	(218,273)	(ii)
Unrealized loss – foreign exchange	4,306	-	4,306
Share- based compensation	644,116	102,662	746,778	(i)
Gain (loss) on asset disposition	110,291	-	110,291
Unrealized losses (gains) on marketable securities	(190,850)	-	(190,850)

Changes in non-cash working capital items:
Receivables	(39,661)	-	(39,661)
Prepaid expenses	147,659	-	147,659
Accounts payable and accrued liabilities	304,723	(65,437)	239,286	(iii)
Due to related parties	61,797	-	61,797
Net cash used in operating activities	(1,027,360)	(1,082,824)	(2,110,184)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(2,369)	-	(2,369)
Proceeds from sale of equipment	30,000	-	30,000
Reclamation bonds	8,914	-	8,914
Exploration and evaluation	(1,567,300)	1,082,824	(484,476)	(iii)
Net cash used in investing activities	(1,530,755)	1,082,824	(447,931)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares for cash, net of cost	9,718,794	-	9,718,794
Net cash flow from financing activities	9,718,794	-	9,718,794
Increase in cash and cash equivalents during the period	7,160,679	-	7,160,679
Cash and cash equivalents, beginning of the period	3,427,511	-	3,427,511
Cash and cash equivalents, end of the period	$ 10,588,190	$ -	$ 10,588,190

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP Consolidated Balance Sheet for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes

Current assets
Cash and cash equivalents	$ 9,931,585	$ -	$ 9,931,585
Marketable securities	860,784	-	860,784
Receivables	227,974	-	227,974
Prepaid expenses	145,584	-	145,584
	11,165,927	-	11,165,927

Non-current assets
Reclamation bonds	17,563	-	17,563
Equipment	181,834	-	181,834
Exploration and evaluation assets	31,733,095	(21,552,445)	10,180,650	(iii)
	31,932,492	(21,552,445)	10,380,047

	$ 43,098,419	(21,552,445)	$ 21,545,974
Current liabilities
Accounts payable and accrued liabilities	$ 278,350	$ -	$ 278,350
Due to related parties	72,407	-	72,407
	350,757	-	350,757
Non-current liabilities
Other liability	-	239,261	239,261	(ii)
Future reclamation provisions	282,162	-	282,162
Provisions	400,000	-	400,000
	1,032,919	239,261	1,272,180

Capital stock	77,151,646	824,386	77,976,032	(ii)
Reserves	20,695,209	751,117	21,446,326	(i)
Deficit	(55,781,355)	(23,367,209)	(79,148,564)	(i)(ii), (iii)
	42,065,500	(21,791,706)	20,273,794

	$ 43,098,419	$ (21,552,445)	$ 21,545,974

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of comprehensive (loss) income for the year ended April 30, 2011 has been reconciled to IFRS as follows:

	CGAAP	IFRS Adjustments	IFRS	Notes
Audit and accounting	$ 76,548	$ -	$ 76,548
Consulting	215,985	-	215,985
Depreciation	60,948	-	60,948
Exploration and evaluation	-	873,228	873,228	(iii)
Insurance	65,975	-	65,975
Interest	22,941	-	22,941
Investor relations	157,235	-	157,235
Legal	247,543	-	247,543
Management fees	461,664	-	461,664
Office and administration	99,089	-	99,089
Property investigations	9,924	-	9,924
Rent	54,065	-	54,065
Share- based compensation	1,200,990	527,085	1,728,075	(i)
Transfer agent & filing	166,036	-	166,036
Travel	58,157	-	58,157
Wages and salaries	359,103	-	359,103

Loss before other items	(3,256,203)	(1,400,313)	(4,656,516)

Interest income	34,748	-	34,748
Gain (loss) on asset disposition	(110,291)	-	(110,291)
Gain (loss) on foreign exchange	(6,934)	-	(6,934)
Unrealized gain (loss) - marketable securities	501,961	-	501,961
Other income - flow-through share premium	750,000	(395,988)	354,012	(ii)

Net loss and comprehensive loss for the period	$ (2,086,719)	$ (1,796,301)	$ (3,883,020)

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Reconciliations (continued)

The Canadian GAAP consolidated statement of cash flow for the year ended April 30, 2011 has been reconciled to IFRS as follows:
	CGAAP	Adjustments	IFRS	Notes
CASH FLOWS FROM OPERATING ACTIVITIES
Loss for the period	$ (2,086,719)	$ (1,796,301)	$ (3,883,020)	(i), (ii), (iii)
Item not affecting cash:
Interest	22,941	-	22,941
Depreciation	60,948	-	60,948
Loss on sale of equipment	110,291	-	110,291
Other income-flow-through premium	(750,000)	395,988	(354,012)	(ii)
Share- based compensation	1,200,990	527,085	1,728,075	(i)
Unrealized loss(gain) on foreign exchange	2,089	-	2,089
Unrealized loss (gain) on marketable securities	(501,961)	-	(501,961)

Changes in non-cash working capital items:
Receivables	(91,993)	-	(91,993)
Prepaid expenses	138,027	-	138,027
Accounts payable and accrued liabilities	(138,497)	(12,180)	(150,677)	(iii)
Due to related parties	68,113	-	68,113
Net cash used in operating activities	(1,965,771)	(885,408)	(2,851,179)
CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of equipment	(2,368)	-	(2,368)
Proceeds on sale of equipment	30,000	-	30,000
Reclamation bonds	8,914	-	8,914
Exploration and evaluation	(1,562,513)	885,408	(677,105)	(iii)
Net cash used in investing activities	(1,525,967)	885,408	(640,559)
CASH FLOWS FROM FINANCING ACTIVITIES
Issuance of shares and warrants for cash, net of costs	9,995,812	-	9,995,812
Net cash provided by financing activities	9,995,812	-	9,995,812
Increase in cash and cash equivalent during the period	6,504,074	-	6,504,074
Cash and cash equivalent , beginning of the period	3,427,511	-	3,427,511
Cash and cash equivalent, end of the period	$ 9,931,585	$ -	$ 9,931,585

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

16.	FIRST-TIME ADOPTION OF IFRS (continued)

Notes to the IFRS reconciliations:

i)	Share-based payments

Under Canadian GAAP, the fair value of stock-based awards with graded vesting are calculated as one grant and the resulting fair value is recognized on a straight-line basis over the vesting period.  Forfeitures of awards are recognized as they occur.

Under IFRS, a fair value measurement is required for each vesting installment within the option grant. Each installment must be valued separately, based on assumptions determined from historical data, and recognized as compensation expense over each installment’s individual tranche vesting period. Forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods. As at January 31, 2011, this accounting policy change resulted in an increase in reserves of $326,694 (May 1, 2010 - $224,032, April 30, 2011 - $751,117). During nine months ended January 31, 2011, share-based compensation expenses were increased by $102,662 (year ended April 30, 2011 - $527,085).

ii)	Flow through shares

The treatment of the tax effect of flow-through shares differs under Canadian GAAP and IFRS.

Under Canadian GAAP, capital stock is recorded at net proceeds less the deferred tax liability related to the renounced expenditures.

Under IFRS, the increase to capital stock when flow-through shares are issued is measured based on the current market price of common shares. The incremental proceeds, or "premium", are recorded as an other liability. When expenditures are made, the other liability is reversed and included in income. As at January 31, 2011, this accounting policy change resulted in an increase in capital stock of $824,386 (May 1, 2010 - $449,386, April 30, 2011 - $824,386), an increase of $375,000 (May 1, 2010-$218,273, April 30, 2011 - $239,261) in the amount of other liability, and an increase (decrease) of $(531,727) for the nine months ended January 31, 2011 (year ended April 30, 2011 - $(395,988)) in other income flow-through premium.

iii)	Exploration and Evaluation Accounting

IFRS allows an entity to select an appropriate accounting policy for the treatment of resource properties (known as exploration and evaluation assets under IFRS). Under existing Canadian GAAP, the Company followed the policy of capitalizing all mineral property expenditures directly attributable to the exploration or evaluation of each property, including an appropriate allocation of overheads related to the activity. On transition, the Company changed the policy to expensing all mineral property expenditures directly attributable to the exploration or evaluation of each property under IFRS. The decision to change this policy was made to streamline the financial reporting process and simplify the presentation of financial information for investors.  As at January 31, 2011, this change of policy resulted in a decrease of $21,696,604 (May 1, 2010 - $20,679,217, April 30, 2011 - $21,552,445) in the carrying value of exploration and evaluation assets and a corresponding increase of $21,696,604 (May 1, 2010 - $20,679,217, April 30, 2011 - $21,552,445) in deficit.

CROSSHAIR ENERGY CORPORATION (Formerly Crosshair Exploration & Mining Corp.).
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JANUARY 31, 2012
 (Expressed in Canadian Dollars)
 (Unaudited)

17.	SUBSEQUENT EVENTS

The following transactions occurred subsequent to January 31, 2012:

•
On February 28, 2012, the Company closed a non-brokered private placement of 11,897,000 subscription receipts at a price of $0.40 per subscription receipt for gross proceeds of $4,758,800. Upon satisfaction of the escrow release conditions, the subscription receipts will be automatically converted into units of the Company, with each whole unit being comprised of one common share and one-half common share purchase warrant. Each warrant will be exercisable until February 27, 2014 at an exercise price of $0.70. The gross proceeds from the offering of subscription receipts will be released following shareholder approval of the conversion of the subscription receipts into Units in accordance with applicable corporate and securities laws. The Company has called a shareholder meeting for March 14, 2012 to obtain such shareholder approval.

The Company concurrently closed a non-brokered private placement of 4,482,400 flow-through units at a price of $0.50 per flow-through unit for gross proceeds of $2,241,200. Each flow-through unit consists of one flow through common share, which qualifies as a "flow-through share" for purposes of the Income Tax Act (Canada), and one-half of one warrant. Each warrant shall be exercisable into one Share until February 27, 2014 at an exercise price of $0.70.

All securities issued will be subject to a four month hold period. The Company paid, or will pay on satisfaction of the escrow release conditions, cash finder's fees in connection with the offering equal to 5.0% of the gross proceeds and issued broker warrants equal to 6.0% of the number of Subscription Receipts and Flow-Through Units sold in the offering. Each broker warrant is exercisable for one share of the Company at an exercise price of $0.50 until February 27, 2014. The subscription receipt portion of the Offering is subject to the final approval of the Toronto Stock Exchange and NYSE AMEX. In addition, the conversion of Subscription Receipts into Units is subject to approval by an ordinary resolution of the Company's shareholders at its upcoming shareholder meeting on March 14, 2012.

•
On February 28, 2012, the Company also announced that it issued 209,500 Common Shares, and made a cash payment of US$15,000, to Mr. Mickey Fulp. The Common Shares and cash payment were paid to Mr. Fulp to satisfy an outstanding finder's fee obligation in connection with the Company's acquisition of the Juniper Ridge Property.